UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER 2014

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below. Financial information as of and for the nine months ended September 30, 2014 has previously been published in the Company’s earnings release dated November 11, 2014 which was furnished on a Form 6-K filed on November 12, 2014 and incorporated by reference into the registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637 and 333-198525) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

		Page
Signature		2
Exhibit Index		3
Exhibit 99.1	Unaudited interim consolidated financial statements at June 30, 2014 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.2	Selected consolidated financial data at June 30, 2014 and December 31, 2013 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.3	Operating and Financial Review and Prospects at June 30, 2014 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 101	The following financial statements as of and for the six months ended June 30, 2014 from the Company’s Report on Form 6-K for the month of December 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2013 (audited) and June 30, 2014 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2013 and 2014 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2013 and 2014 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2013 and 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Manbo He
Name:	Manbo He
Title:	Chief Financial Officer

Date: December 18, 2014

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited interim consolidated financial statements at June 30, 2014 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.2	Selected consolidated financial data at June 30, 2014 and December 31, 2013 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.3	Operating and Financial Review and Prospects at June 30, 2014 and for the six months ended June 30, 2014 and 2013 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 101	The following financial statements as of and for the six months ended June 30, 2014 from the Company’s Report on Form 6-K for the month of December 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2013 (audited) and June 30, 2014 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2013 and 2014 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2013 and 2014 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2013 and 2014.